Exhibit 99.1

Can-Fite’s CF602 Erectile Dysfunction Treatment Receives Notice of Patent Allowance in Brazil

~35% of erectile dysfunction patients in a $3.2 billion market are non-responders to brands including Viagra and Cialis, and these drugs can be contraindicated for an estimated 16 million men living with diabetes

CF602’s unique mechanism of action enables potential treatment of diabetic patients

RAMAT GAN, Israel, Nov. 20, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, announced today it received a Notice of Allowance from the National Institute of Industrial Property of Brazil for its patent application titled “An A3 Adenosine Receptor Ligands For Use in Treatment of a Sexual Dysfunction”. The invention addresses the use of Can-Fite’s CF602 drug candidate as an oral or topical treatment for erectile dysfunction (ED) patients living with diabetes and those who are non-responders to ED drugs currently on the market.

“This latest patent in Brazil geographically expands intellectual property protection for CF602 in ED beyond the major markets of the U.S. and Europe where patents have already been granted,” stated Motti Farbstein, Can-Fite CEO. “Given the large percentage of non-responders and those living with diabetes who are contraindicated for taking the most widely prescribed ED medications, we believe CF602 has the potential to meet a large and unmet need.”

Standard of care ED drugs including Viagra, Cialis, Levitra, and Stendra are oral phosphodiesterase type 5 (PDE5) inhibitors that work for approximately 65%-70% of patients in today’s $3.2 billion ED market. Yet, an estimated 30% to 35% of ED patients are non-responders, and these drugs can be contraindicated for people living with diabetes representing 16 million men in the U.S.

A study published in the journal Andrologia by Can-Fite scientists suggests that CF602 could potentially offer an alternative to the current drugs on market. A full erectile recovery was achieved following a single dose of CF602 with restored muscle collagen ratio and endothelial cell function. Can-Fite’s CF602, an allosteric modulator of the A3 adenosine receptor (A3AR), applied topically or orally in a diabetic rat model, resulted in increased arterial blood flow and significant dose-dependent improvements in intracavernosal pressure (ICM), smooth muscle/collagen ratio, vascular endothelial growth factor and endothelial nitric oxide synthase.

About CF602

CF602 is a novel A3AR allosteric modulator that enhances the receptor activity in the presence of the native ligand. The molecule is characterized by high selectivity at the A3AR and is capable of avoiding receptor desensitization, thus magnifying the agonist activity at low doses. CF602 is being developed for the treatment of erectile dysfunction.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson reported topline results in a Phase III trial for psoriasis and commenced a pivotal Phase III trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to any resurgence of the COVID-19 pandemic and the war between Israel and Hamas; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 7, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114